Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

January 10, 2014

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-193272   Lincoln Investor Advantage SM

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Investor AdvantageSM (“the Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on January 10, 2014.

The Contracts are in many respects similar to certain individual variable annuity contracts (the “Series Contracts”) issued by Lincoln through the Account (specifically, Lincoln ChoicePlus AssuranceSM Series; File No. 333-181612).  The registration statement for the Series Contracts was previously reviewed by the staff of the Office of Insurance Products, Division of Investment Management (“the Staff”). The enclosed copies of the prospectus and Statement of Additional Information for the Contracts have been marked to show the differences between the Contracts and the Series Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences that are reflected in the Registration Statement are as follows:

1.	The prospectus for the Contracts offers two share classes (B Share and C Share) while the prospectus for the Series Contracts offers three share classes (B Share, C Share and L Share).
2.	The Contracts offer only one optional rider – i4LIFE® Advantage. The Series Contracts offer multiple optional living benefit riders.
3.	The Contracts have lower mortality and expense risk charges and a lower charge for i4LIFE® Advantage than the Series Contracts.
4.	The Contracts have a 5-year surrender charge schedule, while the Series Contracts have a seven-year surrender charge schedule (applicable to the B Share only).
5.	The Contracts include a wider variety of investment options than the Series Contracts.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher